May 1, 2012

VIA EDGAR

Alison White, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Horace Mann Life Insurance Company Qualified Group

Annuity Separate Account

File Nos. 333-138322/811-21974

Commissioners:

On behalf of Horace Mann Life Insurance Company (the “Company”) and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (the “Separate Account”), we have transmitted via EDGAR for filing Post-Effective Amendment No. 9 (the “Amendment”) to the Separate Account’s registration statement on Form N-4 for certain flexible premium group variable annuity contracts.

The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act 1933, as amended, primarily for the purposes of adding a new group variable annuity product to the filing. This product is same as the other group product in the filing but will have different variable investment options.

The Company will add any missing information and exhibits not included with the Amendment by an amendment that will be filed with the Securities and Exchange Commission pursuant to paragraph (b) of Rule 485.

If you have any questions or comments about the Amendment, please call me at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Elizabeth E. Arthur

Elizabeth E. Arthur

Assistant General Counsel, Horace Mann Life Insurance

Company

Attachment

cc: Maureen Bolinger

The Horace Mann Companies • 1 Horace Mann Plaza • Springfield, Illinois 62715-0001

217-789-2500 • www.horacemann.com

May 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Horace Mann Life Insurance Company, on behalf of itself and the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (File No. 333-138322), hereby requests that post-effective amendment number 9 to the registration statement filed on Form N-4 be accelerated and declared effective on July 1, 2012, or as soon thereafter as is reasonably practicable.

HORACE MANN LIFE INSURANCE COMPANY

HORACE MANN LIFE INSURANCE COMPANY QUALIFIED

GROUP ANNUITY SEPARATE ACCOUNT

By:   /s/Elizabeth E. Arthur

        Elizabeth E. Arthur

        Assistant General Counsel, Horace Mann Life Insurance  Company

May 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Horace Mann Investors, Inc., the principal underwriter, hereby requests that post-effective amendment number 9 to the registration statement filed on Form N-4 for Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (File No. 333-138322) be accelerated and declared effective on July 1, 2012, or as soon thereafter as is reasonably practicable.

HORACE MANN INVESTORS, INC.

By:   /s/Joseph D. Terry

        Joseph D. Terry

        President

Horace Mann Investors, Inc.     1 Horace Mann Plaza     Springfield, Illinois 62715

1-800-999-1030     www.horacemann.com